Exhibit 99.1

Bit Digital Announces $80 Million Private Placement

New York, New York, September ___, 2021 -- Bit Digital, Inc. (Nasdaq: BTBT) (the “Company” or “Bit Digital”), a Cayman Island exempted company, today announced that it has entered into a definitive agreement with institutional investors to purchase 13,490,728 ordinary shares in a private placement. The Company will also issue to the investors unregistered warrants to purchase up to an aggregate of 10,118,046 ordinary shares. The purchase price for one ordinary share and one warrant to purchase three-fourths of an ordinary share is $5.93. The warrants have an exercise price of $7.91 per whole ordinary share, will be exercisable immediately, and will have a term equal to three and one-half years following the effective date of the resale registration statement registering the ordinary shares and warrant shares.

H.C. Wainwright & Co. is acting as the exclusive placement agent for the offering.

The gross proceeds from the private placement are expected to be approximately $80 million before deducting placement agent fees and other estimated offering expenses. The private placement is expected to close on or about October 4, 2021, subject to the satisfaction of customary closing conditions.

The securities offered in the private placement have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or applicable under state securities laws. Accordingly, the securities may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

This press release does not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About Bit Digital

Bit Digital, Inc. is a sustainability-focused bitcoin mining company. Headquartered in New York, Bit Digital’s mining operations are located in the United States and Canada.

Investor Notice

Investing in our securities involves a high degree of risk. Before making an investment decision, you should carefully consider the risks, uncertainties and forward-looking statements described under “Risk Factors” in Item 3.D of our most recent Annual Report on Form 20-F for the fiscal year ended December 31, 2020. If any material risk was to occur, our business, financial condition or results of operations would likely suffer. In that event, the value of our securities could decline and you could lose part or all of your investment. The risks and uncertainties we describe are not the only ones facing us. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. In addition, our past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results in the future. There can be no assurance that miner shipments will be delivered on the expected delivery date, due to possible logistic delays or other factors beyond our control. Future changes in the network-wide mining difficulty rate or bitcoin hashrate, as well as other factors beyond our control, may also materially affect the future performance of Bit Digital’s production of bitcoin. Additionally, all discussions of financial metrics assume mining difficulty rates as of July 2021, where applicable. See “Safe Harbor Statement” below.

Safe Harbor Statement

This press release may contain certain “forward-looking statements” relating to the business of Bit Digital and its subsidiary companies. All statements, other than statements of historical fact included herein are “forward-looking statements.” These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects,” or similar expressions, involving known and unknown risks and uncertainties. Forward-looking statements in this press release include, but are not limited to, information about expectations concerning the closing of the private placement, the Company’s continued geographic migration of its mining assets, acquisition of mining assets and divestiture or disposal of obsolete mining assets, hashrate expansion, procurement and delivery of power and hosting capacity, potential for Bit Digital’s growth, potential for future usage of renewable or carbon-free power sources, and the business goals and objectives of Bit Digital including, but not limited to, the Company’s operating strategies concerning the deployment of digital assets to participate in one or more decentralized finance (“DeFi”) protocols. Although Bit Digital believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in Bit Digital’s periodic reports that are filed with the Securities and Exchange Commission and available on its website at http://www.sec.gov. All forward-looking statements attributable to Bit Digital or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, Bit Digital does not assume a duty to update these forward-looking statements.

Contact:

For more information, please contact: Sam Tabar, sam@bit-digital.com, +1 (917) 854-6357